                                                              1996 ANNUAL REPORT

                               [RISER FOODS LOGO]

  Building for the future... Riser Foods has the right ingredients for success.

Our Mission

       Riser Foods is committed to excellence as a food retailer, wholesaler, and ice cream manufacturer. We strive to attract and develop outstanding people who are committed to exceeding our customers' expectations in an environment of teamwork and mutual respect. Our dedication to superior customer service, quality, and value will result in a high level of customer satisfaction as well as a reasonable return to our shareholders.

       Riser Foods will be a leader and an innovator in the industry, recognizing the need to maintain growth and profitability. We aspire to the highest ethical standards of service and professionalism in all our operations.

CONTENTS

Financial Highlights        1

Letter to Stockholders      2

Our Recipe for Success      4

At A Glance                 8

Management Discussion
and Analysis of Financial
Condition and Results
of Operations               9

Financial Statements       15

Directors and
Executive Officers         27

Other Stockholder
Information                28

Financial Highlights

(Dollars in Millions, Except Per Share Data & Key  (52 WEEKS)     (52 weeks)     (52 weeks)     (53 weeks)     (52 weeks)
                   Statistics)                        1996           1995           1994           1993           1992
-------------------------------------------------------------------------------------------------------------------------
OPERATIONS
 Net sales                                         $ 1,285.2      $ 1,185.0      $ 1,121.6      $ 1,108.2      $   979.3
 Net income before extraordinary item and
  cumulative effect of change in accounting
  principle                                             16.6           11.6            1.5            6.2            8.1
 Extraordinary item: Utilization of net operating
   loss carryforwards                                     --             --             --             .3             --
 Net income before cumulative effect of change in
   accounting principle                                 16.6           11.6            1.5            6.5            8.1
 Cumulative effect of change in accounting
   principle: Accounting for income taxes                 --             --            6.9             --             --
 Net income                                             16.6           11.6            8.4            6.5            8.1
 Per share data:
  Net income from continuing operations                 2.05           1.42            .18            .75            .99
  Extraordinary item                                      --             --             --            .03             --
  Cumulative effect of change in accounting
    principle                                             --             --            .85             --             --
                                                   ----------     ----------     ----------     ----------     ----------
  Net income                                       $    2.05      $    1.42      $    1.03      $     .78      $     .99
                                                   ----------     ----------     ----------     ----------     ----------
  Common stock dividends                                 .20             --             --             --             --
                                                   ----------     ----------     ----------     ----------     ----------
FINANCIAL POSITION
 Working capital                                   $    15.0      $    23.9      $    43.0      $    24.3      $    24.2
 Property, equipment & capital leases, net             124.0          118.1          108.5          101.1           91.0
 Total assets                                          262.3          268.5          257.5          233.4          204.8
 Long-term obligations:
  Debt                                                  32.5           55.7           75.5           56.3           51.9
  Capital leases                                         5.5            6.8            8.2           10.6           10.7
 Liabilities to equity ratio                             1.9            2.6            3.0            3.1            3.1
 Stockholders' equity                                   89.9           74.4           64.7           56.4           50.1
 Book value per common share                       $   11.11      $    9.20      $    7.78      $    6.75      $    5.97
                                                   ----------     ----------     ----------     ----------     ----------
KEY STATISTICS
 Number of stores-end of year                             37             38             42             45             51
 Weighted average number of stores                        38             40             44             48             51
 Total store square footage                        1,775,800      1,817,000      1,905,600      1,809,800      2,117,600
 Average core store size                              47,995         47,617         46,853         41,938         40,715
                                                   ----------     ----------     ----------     ----------     ----------

Dear Fellow Stockholders

         Fiscal 1996 was a GRATIFYING year for all of us at Riser Foods. For the past eight years, we have worked hard, building a foundation to support and promote our long-term growth and profitability. Today, we are reaping the fruits of our labor. We also understand that our work is not done; as we grow and evolve as a company, so too do our plans and aspirations for the future.

         We began fiscal 1996 faced with an exciting challenge: to surpass our record fiscal 1995 financial results. With a focused strategy and the commitment of over 5,400 Riser associates, we ACCOMPLISHED our goal. Net sales rose 8.5 percent to a new high of $1.285 billion. Net income also set a new company record, increasing an impressive 42.7 percent to $16.6 million, or $2.05 per share. We further solidified our balance sheet with the reduction of long-term debt to $38.0 million and the GROWTH of stockholders' equity to $89.9 million. We look forward to achieving another milestone in fiscal 1997: $100 million of stockholders' equity.

         Sales in our company-operated retail stores recorded a strong performance in fiscal 1996, with net sales up 5.3 percent and same-store sales growth of 7.3 percent. Committed to serving our customers more effectively and improving the overall shopping experience in our Rini-Rego Stop-N-Shop supermarkets, we continue to move forward with our store remodeling and expansion program. In the past four years, we have renovated or replaced 19 of our 37 stores, increasing the average size of each store from approximately 38,000 to 48,000 square feet. Fiscal 1997 will be our most aggressive year to date for this program, with the number of newly renovated or replacement stores in our portfolio climbing to 25 by fiscal year-end. As we complete the REMODELING AND EXPANSION of our existing store base over the next couple of years, we will also become more aggressive in our search for new sites and opportunities to promote the growth of our retail stores.

     Sales to independently-operated retail stores also had an excellent year, posting net sales growth of 11.9 percent. We continue to build these sales through planned geographic expansion into new markets and increased penetration of existing accounts. Aggressive business DEVELOPMENT efforts during fiscal 1996 led to the addition of several new customers, including the 102 store Phar-Mor discount drugstore chain. Those development efforts also spurred our growth in areas we targeted for expansion, specifically southeastern Michigan, western Pennsylvania, and West Virginia. To support our growth, we recently began an $8 million expansion project at our Bedford Heights distribution facility to increase its capacity by approximately 20 percent. Construction is scheduled for completion by the end of fiscal 1997.

         Our success during fiscal 1996 was the result of the combined efforts of everyone at Riser Foods. We believe our associates' enthusiasm and commitment to meeting our customers' requirements are unrivaled in the industry. We encourage a strong work ethic and believe in giving our associates the skills necessary to make good business decisions. Since fiscal 1994, we have INVESTED more than $3.0 million to train our entire work force in the principles of Total Quality Management. Searching for ways to reduce costs and improve customer service has become a way of life at Riser, and our performance reflects it. Our objective for fiscal 1996 was to INCREASE our after-tax productivity by 1/10 of one percent. We did three times better than that, improving our net margin to a record 1.29 percent of sales. We have no intention of resting on our laurels and expect to make further productivity improvements during fiscal 1997.

         On September 10, 1996, we were pleased to announce the Board of Directors' decision to increase the quarterly cash dividend on all classes of the company's common stock by 20 percent to $0.06 per share. This action reflects the Board's CONFIDENCE in the long-term outlook for Riser Foods and underscores its commitment to build the value of your investment in our company.

         We are also pleased to welcome Jack A. Robinson as the newest member of our Board of Directors. Mr. Robinson was the founder, chairman, and chief executive officer of Perry Drug Stores which, prior to its acquisition, was the largest retail drugstore chain in Michigan, with annual sales of $750 million. Mr. Robinson brings to us a wealth of KNOWLEDGE and experience, and we look forward to his contributions.

         As we look ahead to fiscal 1997 and beyond, there is a great sense of excitement and optimism at Riser Foods. We remain COMMITTED to the long-term goals we established two years ago: to grow sales at an annual rate of five percent and to increase profitability by controlling operating expenses and improving productivity. We believe these combined efforts will generate double-digit increases in earnings per share. With a vision for the future and a sound business plan designed to make that vision a reality, we are ready to lead this company into the twenty-first century.

Yours truly,

/s/ Anthony C. Rego                        /s/ Charles A. Rini, Sr.

Anthony C. Rego                            Charles A. Rini, Sr.
Chairman and Chief Executive Officer       President and Chief Operating Officer

In less than a decade, Riser Foods has emerged as one of the leading regional food distributors in the country. Our recipe for success is simple: we focus on consistently meeting our customers' requirements for high-quality merchandise and superior customer service.

1. OUR RECIPE STARTS WITH GOOD PEOPLE...

Building a successful organization, like preparing a gourmet meal, starts with the right ingredients. At Riser, the first and most important ingredient in our recipe for success is our people. Over the past several years, we have strengthened our management team with individuals who have brought a wealth of knowledge and experience to this organization without diluting its entrepreneurial spirit. We are investing heavily in the training and development of all our associates because we understand the value they bring to this organization every day. Their commitment to proudly service our customers sets us apart from the competition and keeps our customers coming back.

2. COMBINE WITH A FOCUSED STRATEGY AND A COMMITMENT TO INVESTMENT IN
THE FUTURE...

In addition to good people, the key ingredients in our recipe for success include a focused strategy for growth and investment. In the past five years, we have invested $138 million to support and promote the growth of our retail, wholesale, and manufacturing operations.

     As retailers, our goal is to provide our customers with a consistent and enjoyable shopping experience. Since fiscal 1989, we have reduced the number of retail stores we operate from 52 to 37. At the same time, we have increased the average size of each company-operated store from approximately 38,000 to 48,000 square feet. Our new larger stores are designed to meet customers' traditional grocery needs while offering an expanded array of products and services. Both our Marketplace stores and our newly renovated Neighborhood stores, which are smaller in scale, feature large service departments and provide one-stop shopping conveniences, such as prepared foods-to-go, one-hour photo processing, greeting cards, books, magazines, and full-service in-store bank branches. These formats are excellent vehicles for aggressively confronting the competition, particularly from non-traditional sources, such as wholesale clubs, convenience stores, and restaurants.

     Developing new customers in contiguous markets along with expanding the range of our product offerings are the primary strategies used to promote the growth of our wholesale operations. In fiscal 1996, we added the Phar-Mor

                                                           (continued on page 7)

[PAGE INCLUDES PICTURES AND GRAPHS WHICH ARE NOT INCLUDED IN THE EDGAR VERSION.]

PEOPLE

Our associates are our most valuable asset. Their hard work and commitment to consistently meet our customers' requirements have helped to build this company and will continue to contribute to our success.

STRATEGY

With a strategy designed to support and promote our long-term growth and profitability, we reported record financial results in fiscal 1996.

INVESTMENT

One of the hallmarks of our success is our capital investment program. Since fiscal 1992, we have invested $138 million to improve and expand our operations. Over the next three years, we will invest approximately $100 million more.

QUALITY

The freshest bakery, the highest quality meats and produce, and seafood as good as that served in the finest restaurants--we select merchandise for our customers as if we were shopping for our own families.

[PAGE INCLUDES PICTURES AND GRAPHS WHICH ARE NOT INCLUDED IN THE EDGAR VERSION.]

TECHNOLOGY

Investments in leading-edge technology are an important part of our plan to improve the efficiency of our operations and promote our continued growth.

VARIETY

Variety is the spice of life, and we pride ourselves in carrying an assortment of products broad enough to satisfy even the most discriminating customer.

CONVENIENCE

Keeping pace in today's hectic world is not easy which is why we make it convenient to do business with us by offering a wide array of products and services to meet our busy customers' changing requirements.

chain of deep discount drugstores to our impressive customer list. We also expanded our presence in other markets. After initially entering the Detroit area in early fiscal 1995, we now ship groceries to a number of supermarket chains in southeast Michigan. In western Pennsylvania, also a relatively new market for us, we picked up several new customers during the year. Efforts to build our customer base further continue in both markets.

     To support our growth, as well as improve the efficiency and effectiveness of our wholesale business, we are investing more than $8 million in our distribution facilities to increase capacity by approximately 20 percent.

Upgrading our computer systems is another key component of our strategy. Accurate and timely inventory information enables us to control purchasing and manage reorder activities, thereby minimizing the time and cost involved in delivering products to our customers.

     In fiscal 1996, our Eagle Ice Cream operations produced more than 3.1 million gallons of private-label ice cream for our stores, other retail grocery chains, and a national institutional food distributor. Although a relatively small division compared with our retail and wholesale operations, we are actively pursuing opportunities to build this business and expand the distribution of our ice cream and frozen novelty products.

3. FINALLY, MIX THE TOOLS OF TOTAL QUALITY MANAGEMENT WITH TECHNOLOGY, VARIETY, AND CONVENIENCE.

Our recipe for success would not be complete without the principles of Total Quality Management. Since we initiated this process in 1994, we have consistently enhanced the efficiency of our organization and improved the level of service in our Rini-Rego stores and in our Seaway and Eagle distribution centers. Looking for opportunities to reduce costs and improve customer service has become a way of life at Riser Foods and will drive future productivity gains.

     Remaining on the forefront of technology is also important to our success. Advances, such as in-store computers, labor scheduling, and pricing verifications and updates and debit and credit card transactions--allow us to better service our customers while improving our operating efficiency. Point of Sale technology made it possible for us to launch our Preferred Shoppers Club, a program which rewards over 600,000 club members with "bonus buy" automatic discounts, "clipless coupons" and other "preferred" promotions. It also helps us develop a better understanding of customer purchasing patterns and use this information to formulate stronger and more effective merchandising programs which ultimately build sales.

     Variety and convenience are the final two ingredients in our recipe for success, and they go hand-in-hand. To address the one-stop shopping needs of today's busy consumer, our retail stores carry more than 45,000 stock keeping units (SKU's) and offer a large number of non-grocery services. For independent retailers in search of a one-source supplier, Seaway offers a wide assortment of products in addition to providing marketing, advertising, and promotional assistance, retail counseling, store engineering, and financing. Our Seaway private label program grows larger every year. Equal in quality but priced below the comparable national brands, Seaway-branded products deliver excellent value to consumers and provide independently-operated retailers with a means of increasing sales and profitability.

     Our recipe is simple but has served us well and will be the basis of our future success.
                                        7

At A Glance

                                   Net Sales
                             (dollars in millions)

           96            95           94              93         92
       $ 1,285.2       1,185.0      1,121.6         1,108.2      979.3



                          Net Income Per Common Share

           96            95           94              93         92
       $    2.05          1.42         1.03             .78        .99

                              Stockholders' Equity
                             (dollars in millions)

           96            95           94              93         92
       $    89.9          74.4         64.7            56.4       50.1

                              Capital Expenditures
                             (dollars in millions)

           96            95           94              93         92
       $    31.2          28.1         27.1            25.8       25.8

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

The following table sets forth items from the Company's Consolidated Statements of Income as a percentage of net sales:

                                                                  1996              1995             1994
                                                               (52 WEEKS)        (52 Weeks)       (52 Weeks)
------------------------------------------------------------------------------------------------------------
Net sales                                                        100.00            100.00           100.00
Cost of goods sold                                                80.55             80.21            80.73
                                                               ----------        ----------       ----------
Gross profit                                                      19.45             19.79            19.27
SG&A expenses                                                     16.88             17.61            17.35
Restructuring Charge                                                 --                --             1.07
                                                               ----------        ----------       ----------
Operating income                                                   2.57              2.18              .85
Interest expense, net                                               .41               .54              .63
                                                               ----------        ----------       ----------
Income before taxes and accounting change                          2.16              1.64              .22
Provision for income taxes                                          .87               .66              .08
                                                               ----------        ----------       ----------
Net income before accounting change                                1.29               .98              .14
                                                               ----------        ----------       ----------

  The results of operations for the fiscal year ended June 29, 1996 continue to reflect the successful implementation of strategic initiatives which were designed to improve operating performance and counter competitive and economic pressures. The food distribution industry has encountered little or no inflation over the past three years while operating costs, particularly labor and occupancy, have contractually risen. The industry has also experienced increased competition from non-traditional sources, such as convenience stores and national mass merchandising chains, that has unfavorably impacted overall industry sales and operating margins.

NET SALES
  Net sales increased 8.5% to $1.285 billion in 1996, 5.7% to $1.185 billion in 1995 and 1.2% to $1.122 billion in 1994. This trend of sales increases over those of the prior years is the result of strategic initiatives to remodel, reposition and enlarge Company-operated retail stores, aggressive merchandising in Company-operated retail stores, expansion of the product lines offered to the Company's independently-operated wholesale customers, sales to new wholesale customers and an improved economic climate in the Company's primary market area. Additionally, 1996 and 1995 sales were favorably impacted by a full fifty-two weeks of operations of the Company's Health and Beauty Care/General Merchandise (HBC/GM) distribution facility which was acquired in 1994.
  The Company's strategic initiatives to remodel, reposition and expand Company-operated retail stores have resulted in the consolidation and enlargement of Company-operated retail stores. The following table details the number, format and size of Company-operated retail stores between years:

                         1996       1995      1994
---------------------------------------------------
Beginning of year           38         42        45
Opened                      --         --         2
Closed                      (1)        (4)       (5)
                        ------     ------    ------
End of year                 37         38        42
                        ------     ------    ------
Store Formats:
  Rini-Rego
    Stop-N-Shop             32         33        37
  Rini-Rego Marketplace      5          5         3
  Other                     --         --         2
Average store square
  footage (37 stores)   47,995     47,330    46,586

  Sales in Company-operated retail stores increased over that of the prior year by 5.3% in 1996 and 8.0% in 1995 as same store sales increases of 7.3% in 1996 and 9.1% in 1995 more than offset the loss of sales resulting from fewer Company-operated retail stores. Adjusted for a 53rd week of sales in 1993, total sales in Company-operated retail stores declined 5.4% in 1994 principally due to a reduction in the number of Company-operated retail stores between years coupled with declining same store sales of .4%. The reversal of same store sales declines in 1995 was attributed to the Company's retail remodeling, repositioning and expansion programs, aggressive merchandising, which included the introduction of the Company's Preferred Shoppers Club, and an improved economic climate. Additionally, the loss of sales associated with the closing of a total of nine Company-operated retail stores between 1995 and 1994 was offset by the addition of two newer, larger Company-operated retail stores in May 1994.
  The Company's trend of same store sales increases slowed in 1996 due to the cycling of store remodels from prior years and the timing and nature of 1996 remodels. The Company completed three major remodeling projects during 1996 and four major remodeling projects in each of 1995 and 1994. The Company anticipates completing six major remodeling projects during 1997 which are dependent upon the finalization of building plans, approval of local zoning boards, accessibility of landlords, solicitation of building contractors and appropriate weather conditions during the building season. The Company believes its trend of retail sales increases will continue albeit at a slower rate due largely to increased competition from competitors' new stores and merchandising strategies and continued competition from national mass merchandising chains diversifying their product lines into grocery categories.
  The Company's retail remodeling and repositioning initiatives, where certain non-core stores were closed and certain core stores were remodeled, expanded or consolidated into larger retail facilities, has proven successful, yielding continued sales growth and improved operating leverage. Since the first quarter of 1994, the Company has constructed or converted five former Rini-Rego Stop-N-Shop stores to its Marketplace format. The Marketplace stores are larger, averaging approximately 65,000 square feet, and meet the consumer's basic grocery needs while offering an expanded product line, with emphasis on high quality perishable departments and a variety of full service, consumer-oriented departments.
  During 1995, the Association of Stop-N-Shop Supermarkets, a northeast Ohio advertising cooperative which includes all Company-operated retail stores, introduced a new target marketing campaign, the Preferred Shoppers Club. Participating shoppers receive a Preferred Shoppers Club card which entitles them to extra discounts below normal sales prices. This program was the first of its kind in northeast Ohio and allows the Company to offer its customers greater value and will ultimately enhance the Company's ability to meet customer purchasing requirements and preferences. The success of this program has increased sales in Company-operated retail stores and proven a valuable merchandising tool to combat competitive pressures from both traditional and non-traditional grocery retailers. The Company's primary competitor introduced a frequent shoppers card in March 1996. The introduction of the competitor's card lessened the effect of the Company's Preferred Shoppers Card somewhat but has not had a significant impact on sales in Company-operated retail stores. However, it is still too early to assess the full impact of the competitor's card program.
  After adjusting for the 53rd week of sales in 1993, sales to independently-operated retail stores continued a trend of increased sales over that of the prior year with increases of 11.9% in 1996, 3.4% in 1995 and 13.9% in

1994. Sales to independently-operated retail stores in 1996 increased principally because of new sales to 102 PharMor stores primarily located in the eastern third of the United States and the addition of new customers in the southeast Michigan area. Fiscal 1995 sales benefited from new customer additions as well as the improving economic climate which, in turn, increased sales to independently-operated retail stores. The acquisition of an HBC/GM distribution facility from the Company's former HBC/GM supplier increased sales in 1994.
  The Company has continued to increase its wholesale sales penetration to existing customers, primarily in the perishable, private label and HBC/GM product lines. The Company continues to evaluate other markets outside its primary market area for potential distribution opportunities. As part of its 1994 acquisition of an HBC/GM distribution facility, the Company began servicing Hills Department Stores throughout the eastern third of the United States. In 1995, the Company opened a sales office in the Detroit area focusing on meat distribution and new business development.
  Total Company sales also benefited from an improved economy in the Company's primary market area. The economy in northeast Ohio, which was stagnant in 1994, began to expand early in 1995 and continued to improve throughout both 1995 and 1996. The improved economic climate, combined with the Company's merchandising programs in both Company-operated retail stores and independently-operated retail stores, resulted in consumers increasing the amount of their average purchase and trading-up in many commodity lines.

GROSS PROFIT
  Gross profit, as a percentage of sales, fluctuated from 19.27% in 1994 to 19.79% in 1995 and 19.45% in 1996. This fluctuation in the gross profit percentage is principally a function of shifting sales mix between years. Sales to independently-operated retail stores carry a lower gross profit percentage than sales in Company-operated retail stores. As such, a shift in the mix of these sales impacts overall gross profit percentages. Sales generated in Company-operated retail stores as a percentage of total Company sales increased from 50.6% in 1994 to 51.7% in 1995 and then decreased to 50.2 % in 1996. This mirrors the shift in the gross profit percentage. The Company has been able to maintain gross profit percentages on sales to independently-operated retail stores and in Company-operated retail stores through improved procurement systems, merchandising and effective inventory management.

SELLING, GENERAL AND ADMINISTRATIVE (SG&A) EXPENSES
  SG&A expenses, as a percentage of sales, were 16.88% in 1996, 17.61% in 1995 and 17.35% in 1994. These shifts also reflect the change in the sales mix between years. Sales in Company-operated retail stores require higher SG&A costs than sales to independently-operated retail stores. Accordingly, the SG&A percentage increased and decreased with the above mentioned sales mix. The Company has been able to minimize the impact of the shift of sales mix on the SG&A percentage through improved productivity resulting from the implementation of Total Quality Management initiatives and improved leverage of certain fixed SG&A expenses over a higher sales volume.

RESTRUCTURING CHARGE
  The Company recorded a restructuring charge in 1994 reflecting costs associated with the Company's long range strategic initiatives to reposition its Company-operated retail store operations. These initiatives include the disposition of non-core stores and the consolidation of certain Company-operated retail store locations into larger retail facilities.
  The Company's 1994 restructuring charge included a $4 million non-cash charge to write down fixed assets to their net realizable value and an $8 million charge for future cash expenditures (principally occupancy costs net of expected sublease income) related to the closing of thirteen Company-operated retail stores. The Company utilized $1.7 million, $.6 million and $1.3 million of cash for its restructuring charges in 1996, 1995 and 1994, respectively.
  The Company closed five of the stores included in the restructuring charge in fiscal 1994, four of these stores in 1995 and one in 1996. The remainder of these Company-operated retail stores will be closed over the next three to four years. The Company plans to operate approximately 35 to 38 expanded or newly remodeled Company-operated retail stores by the end of 1998, which is expected to result in a limited reduction of overall employee levels.
  The Company's restructuring charge reflects the Company's overall plan to reposition its Company-operated retail stores, focusing on its Rini-Rego Stop-N-Shop core-store format. The Company does not currently anticipate any future restructuring charges.

INTEREST EXPENSE, NET
  Interest expense, net of interest income, decreased from $7.0 million in 1994, to $6.4 million in 1995, to $5.3 million in 1996. These decreases are a function of lower borrowing levels under the Company's bank credit facilities which were the product of programs to reduce the investment in distribution inventories and increase inventory turns and increased cash flow from operations. The average interest rate charged under the Company's bank credit facilities was 8.06% in 1996, 8.43% in 1995 and 6.74% in 1994. The increase in this interest rate between 1995 and 1994 was principally the result of an increase in the bank's prime lending rate. The decrease in this rate between 1996 and 1995 was the result of negotiated interest rate reductions in 1996 and 1995 and the Company's utilization of LIBOR pricing. The Company currently borrows funds under its bank credit facilities at either the bank's prime lending rate or 1.25% over LIBOR.

INCOME TAXES
  The Company provided for income taxes at an effective tax rate of 40.1% in 1996, 40.3% in 1995 and 37.0% in 1994. The increase in the Company's effective tax rate in 1995 represents a higher provision for federal income taxes as a result of the Company being taxed at a higher federal tax rate and a higher state income tax provision because of higher income for financial reporting purposes. The lower effective tax rate in 1994 was also the result of a lower provision for state income taxes due to lower income for financial reporting purposes. The Company accounts for the franchise tax portion of its state income tax provision as an operating expense.
  The Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109) in 1994. The Company elected not to restate prior year's financial statements and recorded the cumulative effect of the accounting change. As a result, the Company recorded a one-time income item of $6.9 million to reflect the cumulative effect of the change in accounting for income taxes in 1994. The one-time income item was principally the result of benefiting the expected utilization of net operating loss carryforwards (NOL) and the adjustment of deferred tax balances to reflect changes in statutory rates. See Note 4 of the Notes to Consolidated Financial Statements for further discussion.

CAPITAL RESOURCES
AND LIQUIDITY
  The Company's primary source of capital has historically come from internally generated funds. However, the Company's intensified capital expenditure requirements and higher working capital needs associated with the acquisition of its HBC/GM distribution facility increased the Company's reliance on its bank credit facilities in 1994. During 1996 and 1995, debt levels decreased due to an increase in net income, an increase in the distribution inventory turns and the resulting decrease in working capital requirements and the repayment of notes by independently-operated retailers.
  Operating activities generated $51.1 million of cash in 1996, $46.8 million in 1995 and $13.6 million in 1994. In addition to increases in net income, cash provided by operating activities was favorably impacted by the above mentioned repayment of customer notes (1996), Company programs to maximize its return on inventories and the timing of payments on accrued expenses and other liabilities. The success of Company programs to lower distribution inventories and increase inventory turns resulted in a greater percentage of 1996 and 1995 distribution inventories being financed through trade accounts payable, without extending vendor terms, rather than through the Company's revolving credit facilities. Accrued expenses and other liabilities increased in 1994 due primarily to the $12 million restructuring charge. In 1995, accrued expenses and other liabilities increased because of increased income tax accruals due to increased net income and larger payroll related accruals. In 1996, cash was utilized to pay accrued income taxes from the prior year as well as 1996 tax estimates.
  The lower level of cash provided by operations in 1994 was a function of lower earnings coupled with the increased working capital requirements of expanded sales to independently-operated retailers. The food distribution industry requires a significant investment in receivables and inventories to meet customer needs. Increased levels of inventories were required in 1994 to support the new HBC/GM distribution facility and forward buy opportunities. Additional wholesale customer financing was also made available to support the acquisition by two independently-operated wholesale customers of four former Company-operated retail stores in the Akron/Canton area. These notes were repaid during 1996. Cash provided by operating activities in 1994 was also impacted by a $6.9 million non-cash credit for the adoption of SFAS No. 109.
  Since cash provided by operating activities was utilized to reduce borrowings under the Company's revolving lines of credit, and increased inventory turns resulted in a higher trade accounts payable to FIFO inventory ratio, working capital exclusive of deferred income taxes decreased to $5.9 million in 1996 from $13.9 million in 1995 and $36.4 million in 1994. The Company's ratio of current assets to current liabilities, exclusive of deferred income taxes, also decreased to 1.05:1 at the end of 1996 from 1.13:1 and 1.43:1 at the end of 1995 and 1994, respectively. These shifts reflect the changes in working capital components that are discussed above.
  Lower borrowing levels under the Company's bank credit facilities reduced the Company's long-term liabilities to equity ratio to .56:1 at the end of 1996 from 1.00:1 at the end of 1995 and 1.46:1 at the end of 1994. The Company has continued to improve its ratio of total liabilities to equity lowering it to 1.92:1 at the end of 1996 from 2.61:1 and 2.98:1 at the end of 1995 and 1994, respectively.
  The Company utilized $31.2 million of cash flow for capital expenditures in 1996 which is consistent with prior year levels. This amount reflects the Company's acquisition of its Aurora Road and Cash-N-Carry distribution facilities, which had previously been leased, and lower retail capital expenditure levels. The Company used $20.9 million of its capital expenditures on retail remodeling projects ($23.2 million in 1995 and $22.3 million in 1994), $8.7 million for distribution facilities and equipment ($2.5 million in 1995 and $3.4 million in 1994) and $1.6 million on data processing systems upgrades and corporate equipment and vehicles ($2.4 million in 1995 and $1.4 million in 1994).
  Retail capital expenditures were made to modernize and expand Company-operated retail locations. At the end of 1996, the Company operated 37 retail locations compared to 38 retail locations at the same time last year. The store closed during 1996 was closed temporarily during the construction of its replacement store. The increase in distribution facilities and equipment expenditures in 1996 was partially offset by the sale of the Aurora Road facility at the end of 1996. This facility was not used by the Company for any significant operating activities.
  The Company anticipates the level of capital expenditures for the next two fiscal years will be slightly higher than the previous three fiscal years principally because of the acceleration of the Company's remodeling programs. Capital expenditure levels will be maintained in the $35-45 million range over the next three fiscal years which will complete the Company's remodeling and expansion of its existing core stores. Additionally, the Company is expanding its Bedford Heights, Ohio distribution facilities to meet the needs of its distribution operations. The Company believes that cash flow from operations and the unused portion of its bank credit facilities ($52.5 million at the end of 1996) will adequately fund planned capital expenditures, normal ongoing business activities and scheduled debt principal repayments.

IMPACT OF INFLATION
  Inflation increases the Company's major costs, inventory and labor. Because of the high velocity of inventory turnover in the food distribution industry and the Company's use of the Last-in, First-out (LIFO) valuation method for a majority of its inventories, the impact of inflation is normally reflected very quickly in the results of operations. The food distribution industry has experienced little or no food price inflation over the last three years. Accordingly, the Company's provisions for LIFO inventories for the past three years were as follows: expense of $773,000 and $69,000 in 1996 and 1995, respectively, and income of $486,000 in 1994. Experience indicates that highly competitive market conditions may prevent the Company from fully recovering inflation-driven costs through retail pricing alone.

RECENT ACCOUNTING PRONOUNCEMENTS
  Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of," must be adopted by the Company in the first quarter of fiscal 1997. This standard requires the Company to evaluate the recoverability of long-lived assets based on expected future cash flows. The adoption of this standard is not expected to have a material impact on the Company's financial position or results of operations.
  SFAS No. 123, "Accounting for Stock-Based Compensation," must be adopted by the Company no later than the fiscal year ending June 28, 1997. This standard establishes a fair value method for accounting for stock-based compensation plans either through recognition or disclosure. The adoption of this standard is not expected to have a material impact on the Company's financial position or results of operations.

Riser Foods, Inc. and Subsidiaries
Consolidated Statements of Income
For the fiscal years ended June 29, 1996, July 1, 1995 and July 2, 1994

                                                                   1996          1995          1994
       (In thousands, except share and per share data)          (52 WEEKS)    (52 weeks)    (52 weeks)
------------------------------------------------------------------------------------------------------
NET SALES                                                       $1,285,209    $1,184,993    $1,121,604
COST OF GOODS SOLD                                               1,035,157       950,433       905,456
                                                                ----------    ----------    ----------
       Gross profit                                                250,052       234,560       216,148
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                       217,006       208,716       194,626

RESTRUCTURING CHARGE                                                    --            --        12,000
                                                                ----------    ----------    ----------
       Operating income                                             33,046        25,844         9,522
INTEREST EXPENSE                                                    (6,254)       (7,559)       (7,802)
INTEREST INCOME                                                        936         1,208           788
                                                                ----------    ----------    ----------
INCOME BEFORE INCOME TAXES AND CHANGE IN ACCOUNTING PRINCIPLE       27,728        19,493         2,508
PROVISION FOR INCOME TAXES:
       State and local                                               2,094         1,367            46
       Federal                                                       9,028         6,485           882
                                                                ----------    ----------    ----------
                                                                    11,122         7,852           928
NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
  PRINCIPLE                                                         16,606        11,641         1,580
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE:
       Accounting for income taxes                                      --            --         6,866
                                                                ----------    ----------    ----------
NET INCOME                                                          16,606        11,641         8,446
LESS PREFERRED STOCK DIVIDENDS                                          11           144           144
                                                                ----------    ----------    ----------
NET INCOME FOR COMMON STOCKHOLDERS                              $   16,595    $   11,497    $    8,302
                                                                ----------    ----------    ----------
NET INCOME PER COMMON SHARE:
       Net income before cumulative effect of change in
         accounting principle                                   $     2.05    $     1.42    $      .18
       Cumulative effect of change in accounting principle:
         Accounting for income taxes                                    --            --           .85
                                                                ----------    ----------    ----------
NET INCOME PER COMMON SHARE                                     $     2.05    $     1.42    $     1.03
                                                                ----------    ----------    ----------
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING             8,096,473     8,080,900     8,080,901
                                                                ----------    ----------    ----------

         The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Riser Foods, Inc. and Subsidiaries
Consolidated Balance Sheets
At June 29, 1996 and July 1, 1995

                (Dollars in thousands, except share data)                     1996           1995
---------------------------------------------------------------------------------------------------
ASSETS
  CURRENT ASSETS:
       Cash and cash equivalents                                            $  3,541       $  4,075
       Trade accounts receivable, net                                         36,903         38,272
       Inventories                                                            72,406         74,042
       Deferred income taxes                                                   9,066         10,022
       Prepaid expenses                                                        4,613          4,895
                                                                            --------       --------
           Total current assets                                              126,529        131,306

  PROPERTY, EQUIPMENT AND CAPITAL LEASES:
       Land                                                                    7,351          4,230
       Buildings and improvements                                             47,102         43,750
       Equipment                                                              80,309         76,700
       Leasehold improvements                                                 69,000         61,146
                                                                            --------       --------
                                                                             203,762        185,826
       Less -- Allowances for depreciation, amortization and
         loss on disposal of fixed assets                                     79,762         67,729
                                                                            --------       --------
                                                                             124,000        118,097
  OTHER ASSETS:
       Notes receivable                                                        4,784         10,868
       Deferred income taxes                                                   4,947          6,119
       Other                                                                   2,088          2,071
                                                                            --------       --------
           Total other assets                                                 11,819         19,058
                                                                            --------       --------
  TOTAL ASSETS                                                              $262,348       $268,461
                                                                            --------       --------
LIABILITIES AND STOCKHOLDERS' EQUITY
  CURRENT LIABILITIES:
       Accounts payable                                                     $ 59,433       $ 52,209
       Accrued expenses                                                       41,790         45,210
       Current portion of:
         Debt                                                                  5,513          4,861
         Capital lease obligations                                             1,284          1,392
         Self insurance reserves                                               3,555          3,750
                                                                            --------       --------
           Total current liabilities                                         111,575        107,422

  LONG-TERM PORTION OF:
       Debt                                                                   32,514         55,749
       Capital lease obligations                                               5,531          6,840
       Self insurance reserves                                                12,595         11,845
                                                                            --------       --------
                                                                              50,640         74,434
  OTHER LIABILITIES                                                           10,191         12,231
  STOCKHOLDERS' EQUITY:
       Series A Preferred Stock -- $100 par value; $8.00 cumulative convertible, nonvoting; 30,000 shares authorized;
         18,044 shares outstanding in 1995                                        --             --
       Common Stock -- $.01 par value:
         Class A -- 20,000,000 shares authorized; 7,174,787 and 7,125,287
           shares outstanding in 1996 and 1995, respectively                      72             71
         Class B -- 5,000,000 shares authorized; 955,613 shares
           outstanding                                                            10             10
       Paid-in capital                                                        36,138         35,546
       Retained earnings                                                      53,722         38,747
                                                                            --------       --------
           Total stockholders' equity                                         89,942         74,374
                                                                            --------       --------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                $262,348       $268,461
                                                                            --------       --------

         The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Riser Foods, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For the fiscal years ended June 29, 1996, July 1, 1995 and July 2, 1994


                                                                     1996         1995         1994
                         (In thousands)                           (52 WEEKS)   (52 weeks)   (52 weeks)
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                       $  16,606    $  11,641    $   8,446
    Adjustments to reconcile net income to net cash provided by operating activities:
         Cumulative effect of change in accounting principle              --           --       (6,866)
         Depreciation and amortization                                17,862       17,448       14,804
         Loss on sale of assets                                          688          828          639
         Deferred income tax provision                                 2,128       (2,496)      (3,269)
         Changes in assets and liabilities:
           Decrease (increase) in accounts and notes receivable        7,453          171       (6,743)
           Decrease (increase) in inventories                          1,636          237       (1,797)
           Decrease (increase) in prepaid expenses                       282          (57)        (231)
           Increase in other assets                                     (295)        (343)        (779)
           Increase (decrease) in accounts payable                     7,224        6,595       (1,574)
           Increase in self insurance reserves                           555        1,314          474
           (Decrease) increase in accrued expenses and other
              liabilities                                             (2,995)      11,671       10,395
           Other changes                                                 (66)        (240)          95
                                                                   ---------    ---------    ---------
    Net cash provided by operating activities                      $  51,078    $  46,769    $  13,594
                                                                   ---------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of fixed assets                                        $ (31,226)   $ (28,050)   $ (27,132)
  Proceeds from sale of fixed assets                                   4,840        2,420          876
                                                                   ---------    ---------    ---------
    Net cash used for investing activities                           (26,386)     (25,630)     (26,256)
                                                                   ---------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings on revolving lines of credit                            614,085      651,479      917,069
  Repayments of revolving lines of credit                           (636,712)    (666,655)    (900,290)
  Additional borrowings                                                5,093        1,425        6,914
  Debt repayments                                                     (5,237)      (6,165)      (9,435)
  Repayment of capital lease obligations                              (1,417)      (1,380)      (1,470)
  Common stock dividends                                              (1,620)          --           --
  Stock options exercised                                                593           --           --
  Preferred stock dividends                                              (11)        (144)        (144)
                                                                   ---------    ---------    ---------
    Net cash (used for) provided by financing activities             (25,226)     (21,440)      12,644
                                                                   ---------    ---------    ---------
NET DECREASE IN CASH AND CASH EQUIVALENTS                               (534)        (301)         (18)
CASH AND CASH EQUIVALENTS, AT BEGINNING OF YEAR                        4,075        4,376        4,394
                                                                   ---------    ---------    ---------
CASH AND CASH EQUIVALENTS, AT END OF YEAR                          $   3,541    $   4,075    $   4,376
                                                                   ---------    ---------    ---------
SUPPLEMENTAL DATA:
  Interest paid                                                    $   6,498    $   7,571    $   7,627
                                                                   ---------    ---------    ---------
  Income taxes paid                                                $  13,390    $   6,807    $   6,417
                                                                   ---------    ---------    ---------

         The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Riser Foods, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity

                                                                   Class      Class
                                                     Preferred       A          B        Paid-In     Retained
       (In thousands, except per share data)           Stock       Common     Common     Capital     Earnings
-------------------------------------------------------------------------------------------------------------
BALANCE AT JULY 3, 1993                               $  1,804      $ 71       $ 10      $35,546     $ 18,948
    Net income                                              --        --         --           --        8,446
    Preferred stock dividends of $8 per share               --        --         --           --         (144)
                                                     ---------     ------     ------     -------     --------
BALANCE AT JULY 2, 1994                                  1,804        71         10       35,546       27,250
    Net income                                              --        --         --           --       11,641
    Preferred stock dividends of $8 per share               --        --         --           --         (144)
    Redemption of Preferred Stock                       (1,804)       --         --           --           --
                                                     ---------     ------     ------     -------     --------
BALANCE AT JULY 1, 1995                                     --        71         10       35,546       38,747
    Net income                                              --        --         --           --       16,606
    Preferred stock dividends of $.61 per share             --        --         --           --          (11)
    Common stock dividends of $.20 per share on
       Class A and B Common Stock                           --        --         --           --       (1,620)
    Stock options exercised                                 --         1         --          384           --
    Tax Benefit of stock options exercised                  --        --         --          208           --
                                                     ---------     ------     ------     -------     --------
Balance at June 29, 1996                              $     --      $ 72       $ 10      $36,138     $ 53,722
                                                     ---------     ------     ------     -------     --------

         The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



Report of Independent Public Accountants

To Riser Foods, Inc. and Subsidiaries:

  We have audited the accompanying consolidated balance sheets of RISER FOODS, INC. (a Delaware corporation) AND SUBSIDIARIES as of June 29, 1996 and July 1, 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended June 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Riser Foods, Inc. and Subsidiaries as of June 29, 1996 and July 1, 1995, and the results of their operations and their cash flows for each of the three fiscal years in the period ended June 29, 1996, in conformity with generally accepted accounting principles.
  As explained in Note 4 to the Consolidated Financial Statements, effective July 4, 1993, the Company changed its method of accounting for income taxes as required by Statement of Financial Accounting Standards No. 109.

                                                             ARTHUR ANDERSEN LLP

Cleveland, Ohio,
August 30, 1996.

Riser Foods, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
At June 29, 1996 and July 1, 1995

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

SEGMENT INFORMATION
  Riser Foods, Inc. (Riser or the Company) is engaged in one business segment, the food distribution industry. The Company distributes national brand and private label products through Company-operated and other independently-operated retail stores throughout northeast and central Ohio, southeastern Michigan and western Pennsylvania. The Company operates 37 retail locations in northeast Ohio. The following is a detail of the number of Company-operated stores by year:

                         1996       1995      1994
---------------------------------------------------
Beginning of year           38         42        45
Opened                      --         --         2
Closed                      (1)        (4)       (5)
                        ------     ------    ------
End of year                 37         38        42
                        ------     ------    ------

PRINCIPLES OF CONSOLIDATION
  The consolidated financial statements include the accounts of Riser and its subsidiaries. All material intercompany accounts and transactions have been eliminated.

USE OF ESTIMATES
  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS
  Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of," must be adopted by the Company in the first quarter of fiscal 1997. This standard requires the Company to evaluate the recoverability of long-lived assets based on expected future cash flows. The adoption of this standard is not expected to have a material impact on the Company's financial position or results of operations.
  SFAS No. 123, "Accounting for Stock-Based Compensation," must be adopted by the Company no later than the fiscal year ending June 28, 1997. This standard establishes a fair value method for accounting for stock-based compensation plans either through recognition or disclosure. The adoption of this standard is not expected to have a material impact on the Company's financial position or results of operations.

FISCAL YEAR
  The Company's fiscal year ends on the Saturday closest to June 30. Fiscal 1996, 1995 and 1994 consist of the 52 weeks ended June 29, 1996, July 1, 1995 and July 2, 1994, respectively.

CASH EQUIVALENTS
  The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

INVENTORIES
  Inventories, principally perishable and nonperishable food products, general merchandise, health and beauty care items and related products for resale, are stated at the lower of cost or market. Cost is determined through the use of the last-in, first-out (LIFO) method for a majority of consolidated inventories: 81% at June 29, 1996 and 77% at July 1, 1995. The first-in, first-out (FIFO) method is used to determine cost for the remaining inventories which consist principally of perishable products.
  If the FIFO method had been used to determine cost for all Company inventories, total inventories would have been higher than reported by approximately $7,224,000 at June 29, 1996 and $6,452,000 at July 1, 1995.

PROPERTY, EQUIPMENT AND CAPITAL LEASES
  Property and equipment are recorded at cost and depreciated using the straight-line method at annual rates sufficient to amortize the cost of the assets during their estimated useful lives. Accelerated depreciation methods are used for income tax purposes. Amortization of property under capital leases is computed using the straight-

Riser Foods, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

line method over the shorter of the estimated life of the asset or the term of the lease. The following ranges of depreciable lives are used:

Buildings and Improvements          19 to 40 years
Leasehold Improvements               5 to 20 years
Equipment                            3 to 15 years

SELF INSURANCE RESERVES
  The Company is primarily self insured for property loss, general liability costs and workers' compensation. Estimated costs of these self insurance programs are accrued at current cost based on projected settlements for claims and include estimates for claims incurred but not reported. Any adjustments made to previously recorded reserves are reflected in current operating results. Amounts charged to expense for self insured liabilities were $4,394,000, $4,726,000, $3,940,000 in 1996, 1995 and 1994, respectively.

REVENUE RECOGNITION
  Revenues from product sales are recognized upon shipment of the product from warehouse distribution to independently-operated retail stores and at the point of sale for Company-operated retail stores.

STORE PRE-OPENING COSTS
  Store pre-opening cos
ts, primarily employee training, inventory stocking and advertising, are charged to expense concurrent with store openings.

ADVERTISING COSTS
  Costs incurred for producing and communicating advertising are expensed when incurred.

RECLASSIFICATIONS
  Certain reclassifications have been made to prior year financial statements to conform with current year presentation.

NET INCOME PER SHARE
  Net income per share is computed by dividing net income less preferred stock dividends by the weighted average number of common shares outstanding. Outstanding stock options do not have a significant dilutive effect on net income per share.

(2) TRADE ACCOUNTS AND NOTES RECEIVABLE

  Trade accounts receivable include $2,992,000 and $5,386,000 of the current portion of notes receivable at June 29, 1996 and July 1, 1995, respectively. Trade accounts receivable are net of an allowance for doubtful accounts of $2,766,000 at June 29, 1996 and $2,953,000 at July 1, 1995.
  The Company's trade accounts and notes receivable are primarily with various independently-operated wholesale customers who are engaged in retail food distribution in northeast and central Ohio, western Pennsylvania and southeastern Michigan.
  The Company's notes receivable principally arise from the financing of store leaseholds, inventory and fixed assets related to the Company's independently-operated wholesale customers. Loans to independent retailers, as well as trade accounts receivable, are primarily collateralized by the retailers' inventory, equipment and fixtures. The notes range in length from 1 to 7 years and primarily bear interest at prime plus 1.0% or 1.5%. Management believes the estimated fair market value of the notes approximates net carrying value at June 29, 1996 and July 1, 1995.

(3) ACCRUED EXPENSES

  Accrued expenses include the following:

      (In thousands)         1996          1995
-------------------------------------------------
Accrued payroll and
  related expenses          $13,359       $12,536
Accrued customer rebates      7,165         6,570
State and local taxes         5,683         5,752
Accrued income taxes          1,665         5,643
Closed facilities reserve,
  current portion             1,945         3,458
Redeemed preferred stock
  (See Note 9)                   --         1,895
Other accrued expenses       11,973         9,356
                            -------       -------
                            $41,790       $45,210
                            -------       -------

(4) INCOME TAXES

  At the beginning of 1994, the Company adopted the provisions of SFAS No. 109 "Accounting for Income Taxes". This statement requires that the liability method of accounting for income taxes be used rather than the deferred method previously used. The Company elected not to restate prior years' financial statements and the cumulative effect of this accounting change was to increase 1994 net income by $6,866,000, or $.85 per share. The cumulative effect is principally the result of benefiting the expected utilization of tax net operating loss carryforwards (NOL) and the adjustment of deferred tax balances to reflect changes in statutory rates.
  The income tax provision in the accompanying consolidated statements of income differs from the provision at statutory rates as follows:

   (In thousands)       1996       1995       1994
---------------------------------------------------
Income before income
  taxes and change in
  accounting
  principle            $27,728    $19,493    $2,508
                       -------    -------    ------
Tax provision at
  federal statutory
  rates                $ 9,705    $ 6,822    $  853
State and local
  income taxes, net
  of federal income
  tax benefit            1,361        889        30
Officers' life
  insurance                 52        100        28
Other                        4         41        17
                       -------    -------    ------
Provision for income
  taxes                $11,122    $ 7,852    $  928
                       -------    -------    ------

  The Company's income tax provision consists of the following components:

(In thousands)    1996          1995          1994
----------------------------------------------------
Current:
  Federal        $ 7,150       $ 8,281       $ 3,351
  State and
    local          1,844         2,067           846
                 -------       -------       -------
                   8,994        10,348         4,197
Deferred:
  Federal          1,878        (1,796)       (2,469)
  State and
    local            250          (700)         (800)
                 -------       -------       -------
                   2,128        (2,496)       (3,269)
                 -------       -------       -------
Provision for
  income taxes   $11,122       $ 7,852       $   928
                 -------       -------       -------

  Significant components of the Company's net deferred tax asset at June 29, 1996 and July 1, 1995, are as follows:

      (In thousands)         1996          1995
-------------------------------------------------
DEFERRED TAX LIABILITIES:
  Property, equipment and
    capital leases          $(5,894)      $(6,342)
  State and local taxes
    other than income          (605)         (601)
                            -------       -------
                             (6,499)       (6,943)
DEFERRED TAX ASSETS:
  Reserve for uncollectible
    accounts                  1,569         1,598
  Closed facilities reserve   3,451         5,419
  Self insurance reserves     6,122         5,957
  Employees' retirement
    benefits                  1,853         1,721
  Accruals not currently
    deductible                3,728         4,205
  Net operating loss
    carryforwards             6,529         7,156
  Other                       1,908         1,676
                            -------       -------
                             25,160        27,732
VALUATION ALLOWANCE          (4,648)       (4,648)
                            -------       -------
NET DEFERRED TAX ASSET      $14,013       $16,141
                            -------       -------

  The Company has gross NOL totaling $19,203,000 which expire as follows (in thousands):

Year       NOL
----------------
2001     $13,815
2002       5,388
         -------
         $19,203
         -------

  SFAS No. 109 requires that the tax benefit of such NOL be recognized as an asset to the extent the Company assesses the utilization of such NOL to be "more likely than not". Based upon the Company's requirements to meet profitability at both the subsidiary level and consolidated level and tax regulations which limit the annual amount of NOL available for deduction and carryforward period, the Company does not currently believe it is more likely than not that the entire amount of NOL will be utilized before they expire. As such, the valuation allowance of $4,648,000 established upon the adoption of SFAS No. 109 is maintained. To the extent it is determined that such valuation allowance is no longer

Riser Foods, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

appropriate, income tax expense of future periods will be favorably impacted.

(5) LONG-TERM DEBT

  Long-term debt is comprised of the following:

      (In thousands)         1996          1995
-------------------------------------------------
  Borrowings under bank
    credit facilities:
       Revolving lines of
         credit             $    --       $22,627
       Term loan              6,857         8,571
       Taxable Variable
         Rate Demand Notes    7,000         9,000
  9.75% Subordinated
    Debentures, less
    unamortized issuance
    discount of $1,071 and
    $1,225 at 1996 and
    1995, respectively,
    $655 due annually
    beginning December 30,
    1997, with remainder
    due in 2001              12,021        11,867
  Financing leases            9,418         5,498
  Real estate mortgages at
    rates ranging from
    8.75% to 10%              2,300         2,534
  Other notes payable           431           513
                            -------       -------
                             38,027        60,610
  Less -- Current
    maturities                5,513         4,861
                            -------       -------
  Long-term Debt            $32,514       $55,749
                            -------       -------

  The Company's bank credit facilities (Facilities), which provide for revolving lines of credit, letters of credit and a term loan up to an aggregate of $73.9 million, expire in July 1998. Effective March 1, 1996, the Company negotiated new interest rates for borrowings under the Facilities. Interest under the Facilities accrues at either the bank's prime lending rate or LIBOR plus 1.25%, at the Company's option, with interest paid monthly. Commitment fees representing .25% per annum of the unused portion of the facilities are paid monthly. Agency fees of $5,000 are paid quarterly. The term loan is payable in quarterly installments of $428,571 over five years with a balloon payment due in April 1998. Available unused borrowing capacity under these Facilities at June 29, 1996 was approximately $52.5 million.
  The Facilities consist of separate credit agreements for each of the Company's significant operating entities (collectively the Consolidated Credit Agreement). Borrowings under each entity's individual facility cannot exceed 85% of the respective entity's qualified receivables, plus from 55% to 65% of eligible inventories and 100% of eligible cash and cash equivalents, less certain reserves and obligations, all as defined in the Consolidated Credit Agreement. The Facilities are secured by substantially all the assets of Riser and each individual credit facility is cross-guaranteed by all other subsidiaries and guaranteed by Riser.
  Among other covenants, the Consolidated Credit Agreement requires that the Company maintain, on a consolidated basis, minimum levels of tangible net worth and cash flows and a minimum ratio of liabilities to tangible net worth which vary each fiscal year. The agreement further provides for limitations on dividends and capital expenditures. The Company is in compliance with all covenants at June 29, 1996.
  The Company's Taxable Variable Rate Demand Notes (Notes) bear interest at a variable rate based on the higher of the average 30-day or 90-day commercial paper rate, plus a market increment which at June 29, 1996 was .125%, payable monthly. Principal under the Notes is payable in annual installments of $2,000,000 through December 1, 1997 and $3,000,000 on December 1, 1998. The
Notes are secured by a bank letter of credit. The bank letter of credit expires in December 1998, has an annual fee of 1% on the outstanding note balance, and is secured by the Facilities.
  Concurrent with the issuance of the Notes, the Company entered into an exchange transaction which fixed the higher of the 30-day or 90-day commercial paper rate at 6.50% through December 1, 1994 at dollar amounts which correspond to the Notes outstanding. Until the expiration of the exchange contract, the Company recorded interest expense on the Notes as if the interest rate was fixed at 6.50%.
  The 9.75% Subordinated Debentures are recorded net of an original issue discount, based on an imputed interest rate of 12%, which is being amortized over the term of the indebtedness using the effective interest method.

These debentures, originally issued by a subsidiary of the Company, require semiannual interest payments and may be redeemed at the Company's option at 100% of the principal amount.
  The Company finances certain store fixtures and equipment associated with programs to remodel and expand its Company-operated retail stores under financing agreements with seven year terms and bearing interest at rates ranging from 6.9% to 9.2%.
  Certain property with an aggregate net value for financial reporting purposes of $10,953,000, was pledged to secure real estate first mortgages on June 29, 1996.
  Future maturities of long-term debt as of June 29, 1996, are summarized as follows:

             (In thousands)
      -------------------------------------
      1997                          $ 5,513
      1998                            9,718
      1999                            5,728
      2000                            2,894
      2001                            2,565
      2002 and thereafter            11,609
                                    -------
                                    $38,027
                                    -------

  No quoted market prices are available for any of the Company's long-term debt as it is not actively traded. However, management believes the carrying values of the Company's borrowings under the Facilities, the Notes and real estate mortgages approximate their fair values as all bear interest at current market rates. It is not practical to estimate the fair value of the Company's 9.75% Subordinated Debentures because of the inability to estimate fair value without incurring excessive costs.

(6) LEASES

  The Company leases many of its retail store locations, warehouse facilities and certain operating equipment under capital and operating leases. Most of the retail store leases contain contingent rent clauses based on sales levels. In most instances, the Company has the option to extend the term of the lease. Some of the retail store locations and the warehouse facilities are leased from parties that are related through common ownership and control.
  Leased property under capital leases, which is included in property, equipment and capital leases, consisted of the following amounts:

      (In thousands)         1996          1995
-------------------------------------------------
Buildings                   $10,455       $11,916
Equipment                     1,316         1,509
                            -------       -------
                             11,771        13,425
Less -- Allowance for
  amortization               (8,247)       (8,862)
                            -------       -------
                            $ 3,524       $ 4,563
                            -------       -------

  The following is a schedule of future minimum lease payments under noncancelable operating and capital leases as of June 29, 1996:

(In thousands)  Operating Leases       Capital Leases
               Related    Unrelated  Related    Unrelated
---------------------------------------------------------
1997           $ 1,508    $11,100    $   167    $ 2,027
1998             1,534      9,950        180      1,466
1999             1,557      9,345        193      1,154
2000             1,557      8,075        193      1,112
2001             1,557      7,726        193      1,029
Thereafter       3,771     49,682      1,260      2,285
               -------    -------    -------    -------
               $11,484    $95,878      2,186      9,073
               -------    -------
Less --
  Amounts representing
    executory costs                       --        414
  Imputed interest                     1,348      2,682
                                     -------    -------
  Present value of net minimum
    lease payments                       838      5,977
  Less -- Current portion                 --      1,284
                                     -------    -------
                                     $   838    $ 4,693
                                     -------    -------

  The Company also subleases certain of its leased retail store locations and a portion of its warehouses. Future minimum rental income under subleases of operating and capital leases at June 29, 1996 amounted to $13,765,000.

Riser Foods, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

  Total rental expense for unrelated operating leases was as follows:

(In thousands)    1996          1995          1994
----------------------------------------------------
Minimum rental   $10,506       $10,223       $ 8,656
Contingent
  rental             263           336           141
Sublease rental
  income          (1,789)       (1,655)       (1,976)
                 -------       -------       -------
                 $ 8,980       $ 8,904       $ 6,821
                 -------       -------       -------

  Total rental expense for related operating leases was as follows:

(In thousands)    1996          1995          1994
----------------------------------------------------
Minimum rental   $ 1,351       $ 2,101       $ 2,211
Contingent
  rental              68            35            35
Sublease rental
  income            (778)         (730)         (591)
                 -------       -------       -------
                 $   641       $ 1,406       $ 1,655
                 -------       -------       -------

(7) DISPOSITION OF FACILITIES

  The Company provides for the estimated costs of closing facilities concurrent with making the decision to close. The types of costs provided primarily include future lease payments net of estimated sublease income and expected losses on disposal of assets.
  An analysis of the activity in the closed facilities reserve is as follows:

 (In thousands)     1996         1995        1994
---------------------------------------------------
Beginning balance  $13,664      $14,887     $ 5,923
Restructuring
  charges               --           --      12,000
Payments and
  other
  deductions        (4,559)      (1,223)     (3,036)
                   -------      -------     -------
Ending balance     $ 9,105      $13,664     $14,887
                   -------      -------     -------

  The 1994 restructuring charge represented estimated costs associated with the Company's retail store consolidation plan to close smaller, outdated Company-operated retail stores representing approximately 456,000 square feet. Certain of these stores were replaced by newer, larger stores representing approximately 431,000 square feet. Some of these newer stores are operated by wholesale customers and the remaining stores are expanded Company-operated retail stores. At June 29, 1996, the Company has closed ten stores included in the 1994 restructuring charge.
  At June 29, 1996 the net book value of fixed assets and property relating to closed facilities was $3,227,000. An allowance to reduce these assets to their estimated net realizable value is included in the allowance for depreciation, amortization and loss on disposal, while the long-term portion of the reserve for closing facilities is classified in other liabilities on the accompanying balance sheets.

(8) EMPLOYEE BENEFIT PLANS

  The Company sponsors an employee savings plan (401(k)) for all non-union employees. Contributions to the plan are in the form of employee salary deferrals and Company matching funds. Amounts contributed and expensed for Company matching funds were $352,000 in 1996, $334,000 in 1995 and $227,000 in 1994.
  The Company also participates in various multi-employer pension plans. The plans provide for defined benefits to substantially all of the Company's union employees. Amounts charged to pension cost and contributed to the plans were approximately $5,619,000, $5,012,000 and $4,789,000, for 1996, 1995 and 1994,
respectively. At the dates of the latest actuarial valuations, the aggregate withdrawal liability for the multi-employer pension plans totaled approximately $2,677,000.
  The Company maintains retirement benefit arrangements for certain former key executives of the Company. The plans primarily provide for payments to these executives for life with a three-year extension for surviving spouses. The Company recorded expense of $300,000 in 1995 and no expense in 1996 and 1994. The amount accrued for these plans was $2,710,000 at June 29, 1996 and $2,923,000 at July 1, 1995.
  During fiscal 1995, the Company established a Supplemental Executive Retirement Plan (SERP) which will provide retirement benefits to participating executives supplementing amounts currently limited under the Company's 401(k) Plan by Internal Revenue Service regulations. These benefits will be made upon the retirement, death or disability of the executive. Payments are made for the life of the executive with a minimum benefit of 15 years to either the executive or their beneficiary. The SERP also provides for reduced benefits in the event of early retirement, death or disability. The Company discounts the net present value of benefits under the SERP utilizing a 7.50% discount factor. Vested benefits are not required to be funded; however, the Company has elected to insure the lives of these executives to assist in the funding of the SERP liability. The Company recorded $599,000 and $1,284,000 of expense related to the SERP in fiscal 1996 and 1995, respectively, of which $145,000 and $943,000 in fiscal 1996 and 1995, respectively, represented the vesting of prior service costs.

(9) CAPITAL STOCK

  The Company's Board of Director's unanimously approved on June 9, 1995 the redemption of the Series A Preferred Stock on July 28, 1995 at $105 per share. Accordingly, the Series A Preferred Stock is classified in accrued expenses on July 1, 1995 and no amounts are outstanding at June 29, 1996.
  The holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to 10 votes per share, except with respect to the election of directors, at which time holders of Class A Common Stock vote as a separate class and are entitled to elect 25% of the total number of directors and the Class B Common Stockholders elect the remaining directors. Amounts shown on the balance sheets are net of 1,553,630 shares of Class A Common stock outstanding that are held by a Riser subsidiary.
  The Company has a Stock Incentive Plan which provides for both qualified and non-qualified stock options, as well as stock appreciation rights and restricted stock grants for employees, officers and directors of Riser. Under the terms of the plan, up to 500,000 Class A Common Shares may be the subject of options, stock appreciation rights or restricted stock grants. Stock options must be issued at not less than fair value of the Class A Common Stock at the date of grant and are exercisable for up to ten years from the date of grant.
Options outstanding under this plan are as follows:

                           Class A       Option Price
                         Common Stock     Per Share
-----------------------------------------------------
Balance -- July 3, 1993     255,800      $7.31-$10.31
  Granted                        --           --
  Forfeited                 (20,400)     $7.31-$10.31
  Exercised                      --           --
                         ------------
Balance -- July 2, 1994     235,400      $7.31-$10.31
  Granted                   226,500        $ 7.25
  Forfeited                 (13,000)     $7.31-$10.31
  Exercised                      --
                         ------------
Balance -- June 1, 1995     448,900      $7.25-$10.31
  Granted                        --           --
  Forfeited                  (1,800)       $ 7.31
  Exercised                 (49,500)     $7.31-$10.31
                         ------------
Balance -- June 29, 1996    397,600      $7.25-$10.31
                         ------------
Available for future
  grants                     52,900
                         ------------

  The options granted in 1995 were non-qualified options for federal income tax purposes and are not exercisable until two years after grant.
  At the date of Riser's business combination, options to purchase shares of a Riser subsidiary's common stock, issued pursuant to that subsidiary's Stock Option Plan, were converted into options to acquire Class A Common Stock. These outstanding options, totaling 7,000 at June 29, 1996, are at option prices ranging from $9.25 to $15.13.

(10) INVESTMENT IN STOP-N-SHOP SUPERMARKETS

  The Company has a 70% ownership and 38% voting interest in the Association of Stop-N-Shop Supermarkets (Association), an association of Cleveland grocery retailers that provides combined advertising and other services to members. The Company accounts for this investment using the equity method of accounting.
  Amounts paid to the Association for services provided to the Company totaled approximately $4,131,000, $3,686,000 and $3,429,000 for 1996, 1995 and 1994,
respectively. The trade accounts payable balance in the accompanying balance sheets include amounts due the Association of approximately $82,000 at June 29, 1996 and $315,000 at July 1, 1995. The trade accounts receiva-

Riser Foods, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

ble balance in the accompanying balance sheets include amounts due from the Association of approximately $1,668,000 at June 29, 1996 and $774,000 at July 1, 1995.

(11) CONTINGENT LIABILITIES

  The Company, through one of its subsidiaries, is the guarantor of certain lease obligations and mortgages of Dominick's Finer Foods, Inc., a former subsidiary. The lease obligations guaranteed total approximately $11,267,644 over the noncancelable terms of the obligations, some of which extend to the year 2006. The Company has no collateral or security interests in the lease obligations or mortgages. The Company is also the guarantor of certain lease obligations for two of its independently-operated wholesale customers. The lease obligations guaranteed total approximately $6,785,000 over the noncancellable terms of the obligations, some of which extend to 2008. The Company has an indemnification agreement with both of these customers. Management believes that the contingent liability, if any, resulting from the guarantee of these obligations will not have a material adverse effect on the Company's consolidated financial position or results of its operations.
  The Company has an agreement with Electronic Data Systems Corporation (EDS) for the management and operation of the Company's data center. This agreement provides for minimum payments summarized as follows:

             (In thousands)
      -------------------------------------
      1997                           $3,584
      1998                            3,750
      1999                            1,948
                                     ------
                                     $9,282
                                     ------

  The agreement expires in December, 1998 and may be terminated by either party upon six months notice and upon the payment of certain fees for termination.
  The Company is involved in a number of legal proceedings incidental to its business. Management believes that the liability, if any, resulting from all pending legal proceedings will not have a material adverse effect on the Company's consolidated financial position or the results of its operations.

(12) QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands,
    except                     Quarter ended
   per share    10/21/95    01/13/96    04/06/96    06/29/96
     data)     (16 weeks)  (12 weeks)  (12 weeks)  (12 weeks)
   ------------------------------------------------------
Net Sales       $ 377,387   $ 301,712   $ 305,758   $ 300,352
Gross profit       74,760      58,822      58,085      58,385
Income before
  income taxes      5,292       7,742       6,846       7,848
Net income          3,122       4,552       4,055       4,877
Net income per
  common share        .38         .56         .50         .60
               ----------  ----------  ----------  ----------

                               Quarter ended
                10/22/94    01/14/95    04/08/95    07/01/95
               (16 weeks)  (12 weeks)  (12 weeks)  (12 weeks)
   ------------------------------------------------------
Net sales       $ 346,701   $ 282,118   $ 275,405   $ 280,769
Gross profit       67,340      55,970      54,841      56,409
Income before
  income taxes      3,620       4,591       4,823       6,459
Net income          2,190       2,781       2,903       3,767
Net income per
  common share        .27         .34         .35         .46
               ----------  ----------  ----------  ----------

Directors and Executive Officers

BOARD OF DIRECTORS

Anthony C. Rego*
Chairman of the Board and Chief Executive Officer

Charles A. Rini, Sr.*
President and Chief Operating Officer

Ronald W. Ocasek
Senior Vice President -- Administration,
Chief Financial Officer and Treasurer

Thomas A. Rego
Senior Vice President -- Store Development and Secretary

Charles A. Rego
Senior Vice President -- Produce Operations

Anthony Rini
Former Director, Rini Holding Company

Robert H. Kanner#**
President and Chief Executive Officer, Pubco Corporation

Charles A. Rini
President, Rini Realty Company

S. Lee Kohrman#**
Partner, Kohrman Jackson & Krantz

William A. Miller#
Former Chairman, Durkee Famous Foods

Charles A. Rini, Jr.
Vice President, Rini Realty Company

James A. Schlindwein**
Former Vice President and Director, Sysco Corporation

Jack A. Robinson
Chairman and President, JAR Group L.L.C.

EXECUTIVE OFFICERS

Anthony C. Rego
Chairman of the Board and Chief Executive Officer

Charles A. Rini, Sr.
President and Chief Operating Officer

Ronald W. Ocasek
Senior Vice President -- Administration,
Chief Financial Officer and Treasurer

Thomas A. Rego
Senior Vice President -- Store Development and Secretary

Charles A. Rego
Senior Vice President -- Produce Operations

Michael B. Petras
Executive Vice President -- Retail Operations

Frank D. Manetta
Executive Vice President -- Wholesale Operations

Philip S. Arnone
Senior Vice President -- Retail Merchandising

John A. Koscielski
Vice President -- Wholesale Sales

Mark E. Packer
Vice President -- Meat Operations

Richard J. Nye
Vice President -- Eagle Ice Cream

Allen Van Luvender
Vice President -- MIS

Frank A. Zeiher
Vice President -- Human Resources

Leonard V. Meuti
Vice President -- Warehouse and Transportation

Robert M. Catino
Director of Real Estate and Assistant Secretary

Jeffrey P. Sabatine
General Counsel and Assistant Secretary

Phillip W. Oliveri
Director of Finance and Corporate Controller

   * Member of Executive Committee
   # Member of Compensation and Stock Option Committee
  ** Member of Audit Committee

Stockholder Information

CORPORATE OFFICES

Riser Foods, Inc.
5300 Richmond Road
Bedford Heights, Ohio 44146
(216) 292-7000

STOCK EXCHANGE LISTING

Riser Foods, Inc. Class A Common Stock is listed on the American Stock Exchange under the symbol RSR.

ANNUAL MEETING

The Annual Meeting of Stockholders will be held on Friday, December 6, 1996, at the Company's Corporate Offices.

FORM 10-K AVAILABILITY

The Company's annual report to the Securities and Exchange Commission, on Form 10-K, may be obtained by any stockholder, free of charge, upon written request to the Chief Financial Officer at the Corporate Offices.

TRANSFER AGENT AND REGISTRAR

KeyCorp Shareholder Services, Inc.
127 Public Square, 15th Floor
Cleveland, Ohio 44114

INDEPENDENT AUDITORS

Arthur Andersen LLP
200 Public Square
Suite 1800
Cleveland, Ohio 44114

LEGAL COUNSEL

Kohrman Jackson & Krantz
1375 East Ninth Street
Cleveland, Ohio 44114

INVESTOR RELATIONS INQUIRIES

Questions about Riser Foods should be directed to the Chief Financial Officer at the Corporate Offices, or by calling (800) 362-8899.

Stock Information

MARKET INFORMATION

  The Company's Class A Common Stock is traded on the American Stock Exchange. There is no established public trading market for the Company's Class B Common Stock.
  Information regarding the quarterly price of the Company's Class A Common Stock for the fiscal years ended June 29, 1996 and July 1, 1995 is set forth below:

                                                     1996                      1995
                                              -------------------       ------------------
                                               HIGH         LOW          High         Low
                --------------------------------------------------------------------------
                First Quarter                 $14.50       $ 9.75       $ 7.50       $6.25
                Second Quarter                $16.38       $13.38       $ 7.38       $6.13
                Third Quarter                 $20.00       $14.13       $ 8.63       $6.88
                Fourth Quarter                $24.00       $17.75       $10.75       $8.06

STOCKHOLDERS

  As of September 3, 1996, there were 949 stockholders of record of the Company's Class A Common Stock and 35 stockholders of record of the Company's Class B Common Stock.

DIVIDENDS

  The Company has paid a regular quarterly dividend of $.05 per share on each outstanding share of its Class A Common Stock and Class B Common Stock since October 10, 1995, which quarterly dividend has been increased to $.06 per share with the dividend payable on October 8, 1996 to stockholders of record at the close of business on September 27, 1996. The declaration and payment of dividends is subject to the discretion of the Company's Board of Directors, and there can be no assurance that dividends will be paid in the future. In determining whether to pay dividends (as well as the amount and timing thereof), the Board of Directors considers a number of factors, including the Company's results of operations, financial condition and capital and surplus requirements. The payment of dividends on the Company's common stock is limited by the Company's credit facility to $2,828,000 and $3,232,000 during the fiscal years ending in 1997 and 1998, respectively. The payment of dividends is prohibited if the Company does not meet certain financial and other covenants contained in the credit facility.
                                       28